UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014.

Commission File Number 001-35307

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-190863), and the prospectus included therein, of Tasman Metals Ltd. and to be part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date February 14, 2014	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

TASMAN METALS LTD. (the "Issuer")
#1305 - 1090 West Georgia Street
Vancouver, British Columbia V6E 3V7
Phone: (604) 685-9316

2.	Date of Material Change

February 11, 2014

3.	Press Release

The press release was released on February 11, 2014 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.	Summary of Material Change(s)

The Company announced that it has closed the first tranche of its private placement financing (the “First Tranche”) and issued 3,875,863 units at a price of CDN$1.10 per unit (the “Unit”) for gross proceeds of CDN$4,263,449.30.

5.	Full Description of Material Change

The Company announced that further to its news release of January 22, 2014, the Company has closed the First Tranche of its private placement financing and has issued 3,875,863 Units at a price of CDN$1.10 per Unit for gross proceeds of CDN$4,263,449.30.  Each Unit consists of one common share and one non-transferable common share purchase warrant.  Each non-transferable common share purchase warrant exercisable at a price of CDN$1.50 per common share for a period of three years expiring on February 11, 2017.

The net proceeds of the private placement are expected to be used to advance work on the Company’s Norra Karr and Olserum projects and for general working capital purposes.

The Company has paid finders a cash commission of 7% of certain proceeds and will issue up to 9,450 non-transferable finder’s warrants with each finder’s warrant having the same terms as the warrants issued under this private placement financing. The Company has also issued 192,000 compensation options exercisable into Units to one finder with each unit having the same terms as the Units issued under this private placement financing.

Under the First Tranche closing, Mr. Mark Saxon, President, CEO and a director of the Company, has purchased 10,000 Units for gross proceeds of $11,000.  Mr. Saxon now holds approximately 4.19% of the issued and outstanding shares of the Company on a non-diluted basis.  Mr. Robert Atkinson, a director of the Company, has purchased 50,000 Units for gross proceeds of $55,000. Mr. James Powell, Vice-President of Corporate Development for the Company, has purchased 23,000 Units for gross proceeds of $25,300.

The securities issued under the private placement will be subject to a four-month hold period expiring on June 12, 2014.

The Company anticipates closing a second tranche of its private placement financing (the “Second Tranche”) in March. The Second Tranche is intended to include two TSX Venture Exchange listed issuers, Caymus Resources Inc. (“Caymus”) and Ava Resources Corp. (“Ava”).  It is anticipated that Caymus and Ava will collectively subscribe for approximately 1,032,102 Units in the Second Tranche.  Caymus and Ava have announced their intentions to wind-up their operations after their subscription in the Second Tranche and to distribute the Units to their shareholders outside the United States (and cash is lieu of Units to their shareholders outside the United States) in liquidation.  The closing of Caymus’ and Ava’s proposed transactions is subject to a number of conditions, including but not limited to, the receipt of all requisite regulatory approvals, including final exchange acceptance, and the approval of the shareholders of each of Caymus and Ava.  As a result of Caymus’ and Ava’s winding-up transactions, it is anticipated that, on closing of the Second Tranche, Mr. DeMare, an officer, director and shareholder of the Company who is also a director and shareholder of both Caymus and Ava, will acquire 3,154 Units as a result of his shareholdings in Caymus and 1,502 Units as a result of his shareholdings in Ava.

Caymus’ and Ava’s subscription in the Second Tranche will result in the private placement financing being oversubscribed by 367,511 Units for additional gross proceeds of $404,262.  Subject to regulatory approval, finder’s fees consisting of cash and units may be paid in connection with the Second Tranche closing.

Closing of the First Tranche did not result in a material change to the shareholdings of any of Messrs. Saxon, Atkinson, or Powell, and closing of the Second Tranche and the subsequent distribution of the Second Tranche Units by Caymus Resources Inc. and Ava Resources Corp. is not anticipated to result in a material change to the shareholdings of Mr. DeMare.

The private placement was unanimously approved by the board of directors of the Company, with Messrs. Saxon, Atkinson and DeMare each having declared their interest in the private placement and abstained from voting on the approval thereof.

The Company is exempted from the formal valuation and minority approval requirements under Multilateral Instrument 61-101 since the fair value of the consideration of the Units purchased by, or being distributed to, Messrs. Saxon, Atkinson, Powell and DeMare does not exceed 25% of the Company’s market capitalization. This material change report is being filed less than 21 days prior to the closing of the private placement. The shorter period was necessary in order to permit the Company to close the private placement in a timeframe consistent with usual market practice for transactions of this nature.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Officer

Nick DeMare, CFO & Director
Phone: (604) 685-9316

9.	Date of Report

February 13, 2014